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                                  LETTERHEAD OF
                         DOCUMENT SECURITY SYSTEMS, INC.
                         28 Main Street East- Suite 1525
                            Rochester, New York 14614
                             Tel. No.:(877) 276-0293

                                                              August 9, 2005

BY FAX (202) 772-9210 AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ms.  Maryse Mills-Apenteng
            Mail Stop 4-6
            Company Name:     Document Security Systems, Inc.
            Type of Report:   Form S-3
            Filing Number:    SEC File No. 333-125373

Dear Ms. Apenteng:

         We refer to our previous Acceleration Request dated as of August 5, 2005 and deliver this letter to supplement and amend our previous letter regarding the Form S-3 of Document Security Systems, inc. (the "Company").

         The Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.


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         It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.



By: S/PHILIP JONES
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Philip Jones, Controller, Principal Accounting Officer






























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